As filed with the Securities and Exchange Commission on October 2, 2002
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


               The Emerging Markets Telecommunications Fund, Inc.
                       (Name of Subject Company (issuer))

               The Emerging Markets Telecommunications Fund, Inc.
                 (Names of Filing Persons (offerer and issuer))

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    290890102
                      (CUSIP Number of Class of Securities)

                                Hal Liebes, Esq.
                              Senior Vice President
               The Emerging Markets Telecommunications Fund, Inc.
                              466 Lexington Avenue
                                   16th Floor
                            New York, New York 10017
                                 (212) 875-3500
       (Name,address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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The Emerging Markets Telecommunications Fund, Inc. (NYSE:  ETF)
The Latin America Equity Fund, Inc. (NYSE:  LAQ)

October 1, 2002

         FOR IMMEDIATE RELEASE
         ---------------------

Contact: Investor Relations
         Credit Suisse Asset Management, LLC
         1-800-293-1232

              NYSE-Listed Closed-End Equity Funds Managed by Credit
                 Suisse Asset Management Announce Tender Offers

     New York, October 1, 2002 -- The Boards of Directors of The Emerging Markets Telecommunications Fund, Inc. (NYSE: ETF) and The Latin America Equity Fund, Inc. (NYSE: LAQ) announced today the unanimous approval of tender offers to acquire up to fifteen percent (15%) of the outstanding shares of common stock of each fund respectively at a per share cash purchase price equal to ninety-five percent (95%) of net asset value as of the expiration date of the tender offer period. In the event that shares tendered exceed 15% of the shares outstanding, the amount of shares accepted will be pro-rated in accordance with the number of shares tendered by each shareholder. The tender offers will be accretive to the net asset value of each fund.

     The tender offers are expected to commence on or about October 8, 2002 and to expire on or about November 6, 2002, unless extended.

     The tender offers by ETF and LAQ are being made in furtherance of the self-tender programs announced June 2000 by the funds, whereby: (i) each fund will make a tender offer to acquire up to 15% or more of its outstanding shares during each calendar year of its program; and (ii) the per share purchase price will be at least 95% of the fund's net asset value per share.

     In implementing the program, the directors considered the extent to which they should reserve flexibility with respect to the timing and the terms of specific tenders, subject to adherence to the overall quantity and price terms described above. As previously announced, the Board of Directors of each fund intends to continue its self-tender program indefinitely, subject to changes in economic or market conditions or other factors. For example, a sustained reduction in the market discount at which a fund's shares are trading, a risk of material adverse tax consequences, or a risk of a fund becoming subject to de-listing may lead a Board to conclude in the future that it is appropriate to suspend its self-tender program. In addition, the self-tender programs are likely to reduce the funds' asset levels over time. Absent substantial appreciation in a fund's portfolio or opportunities to raise additional funds, this could lead to higher expense ratios, the absence of reasonable diversification or investment opportunities or other factors that adversely affect the fund and possibly the continued viability of the fund as a closed-end fund. The Boards will reevaluate the programs from time to time in light of their effect on the respective funds.

     Credit Suisse Asset Management, LLC (New York), the funds' investment adviser, is part of Credit Suisse Asset Management (CSAM), the institutional and mutual-fund asset-management arm of Credit Suisse First Boston. As of June 30, 2002, CSAM managed over $66 billion in the U.S. and, together with its global affiliates, managed assets of over $13 billion in 14 countries. Credit Suisse Funds is the U.S. mutual-fund family of CSAM.

     This announcement is not an offer to purchase or the solicitation of an offer to sell shares of either fund. The tender offers will be made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they are available to investors for free both at the Web site of the Securities and Exchange Commission (www.sec.gov) and of each participating fund (www.cefsource.com). Neither the offer to purchase shares will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction's laws.


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